Safe-T Group Ltd.

8 Abba Eban Ave.

Herzliya, 4672526 Israel

July 30, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Safe-T Group Ltd. (CIK: 0001725332)
Registration Statement No. 333-226074 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Safe-T Group Ltd. (the “Registrant”) hereby withdraws its request submitted on July 26, 2018 for acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended, on July 30, 2018 at 5:00 p.m., Eastern Time, and for concurrent effectiveness of the post-effective amendment to the registration statement on Form F-6 (File No. 333-218251).

Very truly yours,

SAFE-T GROUP LTD.

By:	/s/ Shachar Daniel
Chief Executive Officer